Publication: South China Morning Post
Page: Classified - 4

FPC Exemption No. (82-836)
Date: Dec 12, 2005
Where Published: Hong Kong


06010262


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

RESULTS OF SPECIAL GENERAL MEETING

The Board announces that at the Special General Meeting of its Shareholders held today, an ordinary resolution was proposed and duly passed to adjourn the meeting sine die.

Reference is made to the announcement dated 4 December 2005 (the "**Announcement**") of First Pacific. Terms used herein shall have the same meaning as defined in the Announcement.

Pursuant to and in accordance with the Company's Bye-Laws, the Special General Meeting to approve the proposed Acquisition of the Sale Shares and the making of the Offer was held as scheduled at The Victoria and Chater Rooms, 2nd floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong on Friday, 9 December 2005 at 10 a.m. For the reasons set out in the Announcement, at the Special General Meeting Shareholders were informed that because the proposed Acquisition will not proceed to completion and the Offer will therefore not be made, there was no need for the Shareholders of the Company to vote on the resolutions to approve the Acquisition and the making of the Offer as set out in the notice of Special General Meeting.

As a consequence, the Board announces that at the Special General Meeting an ordinary resolution was proposed and duly passed to adjourn the meeting sine die without any resolution set out in the notice of Special General Meeting being considered.

By Order of the Board
First Pacific Company Limited
Nancy L. M. Li
Company Secretary

Hong Kong, 9 December 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr Anthoni Salim as Chairman, Mr Manuel V. Pangilinan as Managing Director and Chief Executive Officer, Mr Edward A. Tortorici and Mr Robert C. Nicholson as Executive Directors, His Excellency Albert F. del Rosario, Mr Tedy Djuhar, Mr Sutanto Djuhar, Mr Ibrahim Risjad and Mr Benny S. Santoso as Non-executive Directors and Professor Edward K.Y. Chen (GBS, CBE, JP), Mr Graham L. Pickles and Mr David W.C. Tang (OBE, Chevallier de L'Ordre Arts et des Lettres) as Independent Non-executive Directors.


SEC MAIL PROCESSING
RECEIVED
JAN 12 2006
WASH. D.C.
209
SECTION